UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For March 5, 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 5, 2003  - Holding(s) in Company



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


BUNZL PLC



2. Name of shareholder having a major interest


SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SCOTISH WIDOWS INVESTMENT PARTNERSHIP LTD ON BEHALF OF LLOYDS TSB GROUP PLC, LLOYDS TSB BANK PLC AND SCOTTISH WIDOWS GROUP LTD



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTER HOLDER                                  AMOUNT

STATE STREET NOMINEES LTD A/C XBY2            1,793,600

STATE STREET NOMINEES LTD A/C XBY3              222,994

STATE STREET NOMINEES LTD A/C W36A              303,751

STATE STREET NOMINEES LTD A/C W32L              742,709

STATE STREET NOMINEES LTD A/C W3L2               56,788

STATE STREET NOMINEES LTD A/C W33H            2,197,676

STATE STREET NOMINEES LTD A/C XBJ2            2,329,927

STATE STREET NOMINEES LTD A/C XBK2              560,900

STATE STREET NOMINEES LTD A/C XBJ3               68,885

STATE STREET NOMINEES LTD A/C W3J3            1,229,959

STATE STREET NOMINEES LTD A/C W3I8               46,211

STATE STREET NOMINEES LTD A/C XBP7              286,134

STATE STREET NOMINEES LTD A/C XBY4              976,400

STATE STREET NOMINEES LTD A/C W39Q               47,604

STATE STREET NOMINEES LTD A/C XBY5               51,358

STATE STREET NOMINEES LTD A/C W32Z               89,500

STATE STREET NOMINEES LTD A/C W39N              601,874

STATE STREET NOMINEES LTD A/C W36U              756,693

STATE STREET NOMINEES LTD A/C XBK6            1,169,619

STATE STREET NOMINEES LTD A/C XBS8               11,912

STATE STREET NOMINEES LTD A/C W39F            5,065,897

STATE STREET NOMINEES LTD A/C W39J               59,900

                                               ___________

                                              18,670,291

                                               ===========





5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


3,500 SINCE LAST NOTIFICATION



8. Percentage of issued class


0.0007%



9. Class of security


ORDINARY SHARES OF 25P



10. Date of transaction


3 MARCH 2003



11. Date company informed


5 MARCH 2003



12. Total holding following this notification


18,670,291



13. Total percentage holding of issued class following this notification


4.000%



14. Any additional information


N/A



15. Name of contact and telephone number for queries


MRS C MEYER, 020-7495-4950



16. Name and signature of authorised company official responsible for making this notification


P N HUSSEY, COMPANY SECRETARY



Date of notification


5 MARCH 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 5, 2003                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman